SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of May, 2004

                        PRUDENTIAL PUBLIC LIMITED COMPANY

                 (Translation of registrant's name into English)

                             LAURENCE POUNTNEY HILL,
                            LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures: Director Shareholding dated 4 May 2004


4 May 2004

PRUDENTIAL PLC ANNOUNCEMENT

Schedule 11 - Notification of Interests of Directors and Connected Persons

Holders in Prudential plc

No of Reports in announcement: 1


 1. Name of director:

    Jonathan W Bloomer

 2. Please state whether notification indicates that it is in respect of holding of the director named in 1 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

    Director named above


 3. Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

    Director named above


 4. Please state whether notification relates to a person(s) connected with the director named in 1 above and identify the connected person(s):

    N/A


 5. Please state the nature of the transaction. For PEP transactions please indicate whether general/single/Company on PEP and if discretionary/ non-discretionary:

    Release from the Prudential Employee Share Trust of 6,409 Prudential plc shares awarded under the Rules of the Prudential Share Participation Plan as announced on 4 May 1999.


 6. Number of shares/amount of stock acquired:

    No change in beneficial interest


 7. Percentage of issued class:

    N/A


 8. Number of shares/amount of stock disposed:

    N/A


 9. Percentage of issued class:

    N/A


10. Class of security:

    Prudential plc shares of 5p each


11. Price per share:

    N/A


12. Date of transaction:

    4 May 2004


13. Date company informed:

    4 May 2004


14. Total holding following this transaction:

    950,131


15. Total percentage holding of issued class following this notification:

    Less than 0.048%



    If a director has been granted options by the company, please complete the following fields:

16. Date of grant:

    N/A


17. Period during which or date on which exercisable:

    N/A


18. Total amount paid (if any) for grant of the option:

    N/A
19. Description of shares or debentures involved: class, number:

    N/A


20. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

    N/A


21. Total number of shares or debentures over which options held following this notification:


        N/A


Additional information:




                              -ENDS-

Contact name for Enquiries

Penny Follows

020 7548 3821

Company official responsible for making notification

John Price, Deputy Group Secretary

020 7548 3805


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date 4 May 2004

                                    PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/
                                                        John Price
                                                        Deputy Group Secretary